UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ObsEva SA

(Name of Issuer)

Common Shares, par value CHF 0.0769 per share

(Title of Class of Securities)

H5861P103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,533,568
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,533,568
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,568
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage of class was calculated based on 37,131,262 shares of the Issuer’s common shares, par value CHF 0.0769 per share (“Common Stock”), as set forth the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017.

CUSIP No. H5861P103	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth Co-Invest I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 36,432
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 36,432
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,432
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.10% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. H5861P103	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,570,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,570,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.23% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. H5861P103	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures Management (Jersey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,570,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,570,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.23% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. H5861P103	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	Issuer

(a)	Name of Issuer:

ObsEva SA (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Chenin des Aulx, 12

1228 Plan-les-Quates

Geneva, Switzerland

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i)	Medicxi Growth I LP (“Growth I”);

(ii)	Medicxi Growth Co-Invest I LP (“Growth Co-Invest I”);

(iii)	Medicxi Growth I GP Limited (“Growth I GP”), which is the sole general partner of Growth I and Growth Co-Invest I;

(iv)	Medicxi Ventures Management (Jersey) Limited (“Manager”), which is appointed by Growth I GP as the manager of Growth I and Growth Co-Invest I.

The address of the principal business office of each of the Reporting Persons is Nick McHardy c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Each of Growth I and Growth Co-Invest I is a Jersey limited partnership. Each of Growth I GP and Manager is a Jersey limited liability company.

(d)	Title of Class of Securities:

Common shares, par value CHF 0.0769 per share

(e)	CUSIP Number:

H5861P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. H5861P103	SCHEDULE 13G	Page 7 of 9 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	Growth I directly owns 1,533,568 shares of Common Stock (the “Growth I Shares”), which represents approximately 4.13% of the outstanding shares of Common Stock.

(ii)	Growth Co-Invest I directly owns 36,432 shares of Common Stock (the “Growth Co-Invest I Shares”), which represents approximately 0.10% of the outstanding shares of Common Stock.

(iii)	Growth I GP is the general partner of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Growth I Shares and the Growth Co-Invest I Shares (the “Shares”), which in the aggregate is 1,570,000 shares of Common Stock and represents approximately 4.23% of the outstanding shares of Common Stock.

(iv)	As Manager has been appointed by Growth I GP as manager of Growth I and Growth Co-Invest I, Manager may be deemed to beneficially own the Shares.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Growth I	1,533,568	0	1,533,568	0
Growth Co-Invest I	36,432	0	36,432	0
Growth I GP	1,570,000	0	1,570,000	0
Manager	1,570,000	0	1,570,000	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 37,131,262 shares of Common Stock, as set forth the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. H5861P103	SCHEDULE 13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. H5861P103	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Medicxi Growth I LP

By:	/s/ Alex Di Santo
Name: Alex Di Santo
Title: Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth I LP

Medicxi Growth Co-Invest I LP

By:	/s/ Alex Di Santo
Name: Alex Di Santo
Title: Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth Co-Invest I LP

Medicxi Growth I GP Limited

By:	/s/ Alex Di Santo
Name: Alex Di Santo
Title: Director

Medicxi Ventures Management (Jersey) Limited

By:	/s/ Alex Di Santo
Name: Alex Di Santo
Title: Director